UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

016259103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 016259103

1.	Names of Reporting Persons. Patrick Lee, MD

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ___X___

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 13,508,402
7. Sole Dispositive Power 0
8. Shared Dispositive Power 13,508,402

9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,508,402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 32.6%

12. Type of Reporting Person (See Instructions) IN, HC

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CUSIP 016259103

1.	Names of Reporting Persons. Anthony Joonkyoo Yun, MD

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ___X__

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 13,508,402
7. Sole Dispositive Power 0
8. Shared Dispositive Power 13,508,402

9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,508,402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 32.6%

12. Type of Reporting Person (See Instructions) IN, HC

3

CUSIP 016259103

1.	Names of Reporting Persons. Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ___X__

3. SEC Use Only

4. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 13,508,402
7. Sole Dispositive Power 0
8. Shared Dispositive Power 13,508,402

9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,508,402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 32.6%

12. Type of Reporting Person (See Instructions) OO, IA

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CUSIP 016259103

1.	Names of Reporting Persons. Palo Alto Healthcare Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,021,120
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,021,120

9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,021,120

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 14.2%

12. Type of Reporting Person (See Instructions) PN

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CUSIP 016259103

1.	Names of Reporting Persons. Palo Alto Healthcare Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,414,569
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,414,569

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,414,569

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 12.7%

12. Type of Reporting Person (See Instructions) PN

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CUSIP 016259103

1.	Names of Reporting Persons. Palo Alto Healthcare Master Fund II, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,383,293
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,383,293

9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,383,293

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 19.8%

12. Type of Reporting Person (See Instructions) PN

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CUSIP 016259103

1.	Names of Reporting Persons. Palo Alto Healthcare Fund II, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,870,457
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,870,457

9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,870,457

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 16.3%

12. Type of Reporting Person (See Instructions) PN

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CUSIP 016259103

Item 1.

(a) Name of Issuer

Alimera Sciences, Inc.

(b) Address of Issuer's Principal Executive Offices

6120 Windward Parkway, Suite 290, Alpharetta, GA 30005

Item 2.

(a)	The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI LLC")
Patrick Lee, MD
Anthony Joonkyoo Yun, MD
Palo Alto Healthcare Master Fund, L.P. (“Healthcare Master”)
Palo Alto Healthcare Master Fund II, L.P. (“Healthcare Master II”)
Palo Alto Healthcare Fund, L.P. (“Healthcare”)
Palo Alto Healthcare Fund II, L.P. (“Healthcare II”)

(collectively, the "Filers").

(b)	The principal business office of the Filers except for Healthcare Master and Healthcare Master II is located at:

470 University Avenue, Palo Alto, CA 94301

The principal business office of Healthcare Master and Healthcare Master II is located at:

c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way
Camana Bay
P.O. Box 31106
Grand Cayman
Cayman Islands KY1-1205

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Common Stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 016259103

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CUSIP 016259103

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ x ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ x ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Dr. Lee and Dr. Yun).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer. The number of shares held by the Filers includes (1) Common Stock that they hold directly and (2) Common Stock that they may acquire on conversion of shares of the Company’s Series A Convertible Preferred Stock (“Series A Preferred”) that they hold and exercise of warrants that they hold for the purchase of Series A Preferred, which may be immediately converted into Common Stock.

Each of Healthcare Master and Healthcare Master II hold shares of Common Stock as shown in the following table. Healthcare and Healthcare II hold shares of Common Stock indirectly through Healthcare Master and Healthcare Master II.

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CUSIP 016259103

Holder	Shares of Series A Convertible Preferred Stock	Warrant to Purchase Shares of Series A Convertible Preferred Stock or Common Stock (right to buy)	Common Stock
Healthcare Master	2,926,582	877,975	1,216,563
Healthcare Master II	4,396,202	1,318,861	1,668,230

The figures in the columns entitled “Shares of Series A Convertible Preferred Stock” and “Warrant to Purchase Shares of Series A Convertible Preferred Stock or Common Stock” represent the number of shares of Common Stock that currently would be issuable on the conversion and exercise of those instruments.

If shares of Series A Preferred are voluntarily converted by any of the Filers to Common Stock on or before June 30, 2013, the conversion price is $3.16. Accordingly, the amount of Common Stock reported as beneficially owned related to the Series A Preferred reflects a conversion price of $3.16.

In addition, the conversion price of the Series A Preferred is subject to adjustment on the occurrence of certain events. The conversion price will be $3.16 if the National Institute for Health and Clinical Excellence in the United Kingdom (“NICE”) issues final guidance (following the review of a Patient Access Scheme (as commonly used by NICE) if required) recommending ILUVIEN (a “Positive Guidance”) provided that such Positive Guidance is issued on or before June 30, 2013. The conversion price will be $2.66 if (i) NICE does not issue Positive Guidance by June 30, 2013; (ii) NICE issues final unappealable guidance (following the review of a Patient Access Scheme) failing to recommend ILUVIEN (“Negative Guidance”); or (iii) if the Issuer ceases to seek NICE approval of ILUVIEN. The conversion price will remain $2.91 if, before the issuance by NICE of Positive Guidance and the issuance by NICE of Negative Guidance by July 1, 2013, the shares of Series A Preferred are automatically converted or there is a liquidation transaction as provided in the Issuer’s Certificate of Designation filed on October 1, 2012.

The percentage of beneficial ownership of each Filer is based on 31,527,756 shares of Common Stock outstanding as of November 2, 2012 as disclosed the Issuer’s most recent Form 10-Q. In determining the percentage beneficial ownership of each of Healthcare Master, Healthcare Master II, Healthcare and Healthcare II, it is also assumed that only that fund has exercised its warrant to purchase additional shares of Series A Preferred and converted its shares of Series A Preferred. Accordingly, the outstanding shares of Common Stock also includes the following shares for such Filers: Healthcare Master, 3,804,557 shares, and Healthcare Master II, 5,715,063 shares. As noted above, Healthcare and Healthcare II hold their shares of Common Stock indirectly through Healthcare Master and Healthcare Master II.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PAI LLC is a registered investment adviser and is the general partner and investment adviser of Healthcare Master, Healthcare Master II, Healthcare, Healthcare II and other investment limited partnerships, and is the investment adviser to other investment funds. PAI LLC's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client, other than Healthcare Master, Healthcare Master II, Healthcare and Healthcare II, separately holds more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Dr. Lee and Dr. Yun co-manage PAI LLC. As of January 1, 2013, they replaced Palo Alto Investors as PAI LLC’s manager. William L. Edwards, PAI LLC’s former chairman, chief executive officer and chief investment officer resigned those positions, but continues to serve as an equity analyst. Therefore, Palo Alto Investors and Mr. Edwards are not included as Filers on this Schedule 13G.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Healthcare Master, Healthcare Master II, Healthcare and Healthcare II should not be construed as an admission that any of them is, and each disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification of PAI LLC, Dr. Lee and Dr. Yun:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Healthcare Master, Healthcare Master II, Healthcare and Healthcare II:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP 016259103

Exhibits.

Exhibit A Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

PALO ALTO INVESTORS, LLC By: Scott Smith, Chief Operating Officer
PALO ALTO HEALTHCARE MASTER FUND II, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer	PALO ALTO HEALTHCARE MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer
PALO ALTO HEALTHCARE FUND II, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer	PALO ALTO HEALTHCARE FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer
Patrick Lee, MD	Anthony Joonkyoo Yun, MD

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CUSIP 016259103

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: February 13, 2013

PALO ALTO INVESTORS, LLC By: Scott Smith, Chief Operating Officer
PALO ALTO HEALTHCARE MASTER FUND II, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer	PALO ALTO HEALTHCARE MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer
PALO ALTO HEALTHCARE FUND II, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer	PALO ALTO HEALTHCARE FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Scott R. Smith, Chief Operating Officer
Patrick Lee, MD	Anthony Joonkyoo Yun, MD